

February 27, 2013

Via E-mail
Mr. Martin Jimmerson
Chief Financial Officer
RigNet, Inc.
1880 S. Dairy Ashford
Suite 300
Houston, TX 77077-4760

     Re: **RigNet, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed March 8, 2012
             Response dated February 19, 2013
             File No. 001-35003

Dear Mr. Jimmerson:

We have reviewed your response letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Non-GAAP Financial Measures, page 28

1.   We note your response to comment one. Since you do not present Gross Profit in your Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), please expand your disclosure to define Gross Profit under GAAP and provide context on how its calculation differs from Gross Profit (excluding depreciation and amortization).

Note 14 – Segment Information, page F-25

2.   We note your response to comment three. Since it appears that you have a process in place to track the location of your rigs, please disclose your domestic and international long-lived assets. Refer to ASC 280-10-50-41.

        Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Robert S. Littlepage for

                                                Larry Spirgel
                                                Assistant Director